UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File No. 000-19884

LIQUID MEDIA GROUP LTD.

(Translation of registrant’s name into English)

#401, 750 West Pender Street, Vancouver, BC V6C 2T7  Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

The information contained in this report and the exhibits hereto shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference into any filings made by Liquid Media Group Ltd. under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

On February 22, 2023, Liquid Media Group Ltd. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an institutional investor (the “Purchaser”) whereby the Company issued a $3.125 million 20% original issue discount convertible debenture (“Debenture”) and (ii) warrants to purchase 11,574,074 common shares (“Warrant”) to the Purchaser for the aggregate purchase price of $2,500,000. In addition, the Company also entered into a Registration Rights Agreement with the Purchaser. The Purchase Agreement includes customary representations, warranties and covenants by the Company and the Purchaser, and the Company has agreed to provide the Purchaser with customary indemnification under the Purchase Agreement and Registration Rights Agreement. The Purchaser will have the right to purchase an additional Debenture and Warrant under similar terms.

Debenture

Pursuant to the Purchase Agreement, the Company issued the Debenture with an original issue discount of 20% ($0.625 million) providing the Company with gross proceeds of $2.5 million. The Debenture will have an aggregate principal amount of $3,125,000 and will be convertible, at the option of the holder, into common shares, at a conversion price based on a discount to the Company’s lowest VWAP for a period preceding the date of conversion, subject to a floor conversion price.

The Debenture matures on the earlier to occur of (i) the first anniversary of the Registration Statement Effective Date (as defined below), or (ii) the eighteen (18) month anniversary of the Closing. The Company has the option to prepay this Debenture at any time after the Original Issue Date at an amount equal to the prepayment amount which is, in general, 115% of the outstanding principal amount plus other costs due to the Purchaser, if any.

Following the six month anniversary of the closing date, the Debenture is convertible, in whole or in part, into common shares (subject to the Beneficial Ownership Limitation (see definition below) at a conversion equal to eighty-five percent (85%) of the lowest VWAP of the Company’s common share during the ten trading day period immediately prior to the applicable conversion date. However, in no case shall the conversion price be less than floor conversion price.

The Purchaser is subject to a beneficial ownership limitation of 4.99% (the “Beneficial Ownership Limitation”) and the Purchaser shall not be able to convert or exercise any of the common stock, the Warrant or the Debenture in excess of that limitation. Any holder of the Warrant or the Debenture may, upon providing 60 days’ written notice to the Company, decrease or increase the Beneficial Ownership Limitation, provided that in no event shall the Beneficial Ownership Limitation exceed 9.99%.

Warrant

The Company also issued a Warrant to purchase 11,574,074 common shares at an exercise price equal to the debenture conversion price, subject to adjustment. The Warrant exercise price is subject to a price protection adjustment in the event Company conducts a financing at a price below the then exercise price and the Warrant is subject to a full ratchet adjustment if the Company conducts a financing below the initial or adjusted base exercise price. The Warrant has term of a five year and six months.

Registration Rights Agreement

The Company has agreed to file a registration statement registering the underlying common shares issuable under the Debenture and Warrant. The Company must file the registration statement with the SEC by April 30, 2023 and be declared effective by the SEC within certain dates or it will be subject to liquidated damages.

Pursuant to a letter agreement dated December 5, 2022, the Company engaged Joseph Gunnar & Co. LLC (Gunnar”) to act as its placement agent in connection with the Purchase Agreement. As compensation, the Company agreed to pay Gunnar a cash fee equal to 8.0% of the gross proceeds of the purchase price of the Debenture, up to $90,000 in the aggregate for all expenses, including Gunnar’s and the Purchaser’s legal fees, related to the Debenture and Warrant, and to issue to Gunnar warrants (the “Placement Agent Warrants”) to purchase 925,926 common shares at $0.33 per share. The Placement Agent Warrant has similar terms to the Warrant issued the Purchaser.

The net proceeds from the sale of the Debenture and Warrants, after deducting placement agent fees and offering expenses, were approximately $2.21 million, excluding the proceeds, if any, from the exercise of the Warrants or the Placement Agent Warrants.

The foregoing description of the Debenture, the Warrant, Placement Agent Warrant, Purchase Agreement and the Registration Rights Agreement does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the full text of the form of such agreements, copies of which are attached hereto as Exhibits 4.1, 4.2, 4.3, 10.1 and 10.2, respectively.

Documents filed as exhibits to this Report:

Exhibit No.	Description
4.1	Form of Debenture
4.2	Form of Warrant
4.3	Form of Placement Agent Warrant
10.1	Form of Securities Purchase Agreement
10.2	Form of Registration Rights Agreement
99.1	Press Release - Liquid Media Group Ltd. Issues $3.125 Million Debenture

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIQUID MEDIA GROUP LTD.
(Registrant)

By:	/s/ Donna Moroney
Donna Moroney
Corporate Secretary

Date:	February 22, 2023